UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                                    14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              SUNTERRA CORPORATION

                            (Name of Subject Company)


                              SUNTERRA CORPORATION

                       (Names of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    86787D208
                      (CUSIP Number of Class of Securities)

                               FREDERICK C. BAUMAN
                              SUNTERRA CORPORATION
                              3865 W. CHEYENNE AVE.
                          NORTH LAS VEGAS, NEVADA 89032
                            TELEPHONE: (702) 804-8600

                  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                                filing statement)

                                 WITH COPIES TO:

                          D. GILBERT FRIEDLANDER, ESQ.
                             MICHAEL A. SASLAW, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               200 CRESCENT COURT
                                    SUITE 300
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 746-7700

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

DIAMOND ACQUISITION Q&A

EMPLOYEES

1.    WHO IS DIAMOND RESORTS?
      Diamond Resorts LLC has over 25 years of experience in the successful development, management, marketing and sales of time share properties and has consistently been a leader in the vacation ownership industry. Its premier properties include Polo Towers, Jockey Club and The Carriage House (all located in Las Vegas) as well as Kona Reef in Hawaii. Diamond Resorts most recently spearheaded the design of Marriott's Grand Chateau vacation ownership resort.

2.    WHY IS DIAMOND RESORTS ACQUIRING SUNTERRA?
      This acquisition will enable Diamond Resorts to build on its position as a world leader in the vacation ownership industry while maximizing Sunterra's assets and its global reputation.

3.    WHEN WILL THE ACQUISITION BE COMPLETED?
      The acquisition, which is subject to certain conditions including the acceptance by 90% of Sunterra's shareholders, is expected to close in the 2nd quarter of this year.

4. THE PRESS RELEASE SAYS DIAMOND HAS TO GET 90% SHAREHOLDER APPROVAL. IS THIS GOING TO HAPPEN?
      It's up to Sunterra's shareholders to decide, and it would be inappropriate for us to speculate.

5.    ARE THERE GOING TO BE ANY STAFF REDUCTIONS?
      No. Diamond's team looks forward to working with Sunterra's talented management team and the entire employee base to grow the company in the coming years.

6.    IS THE CORPORATE OFFICE MOVING OUT OF LAS VEGAS?
      Diamond Resorts is based in Las Vegas and they have told us that they plan to keep the corporate headquarters in Las Vegas.

7.    WHAT ABOUT MY COMPENSATION AND BENEFITS?
      Diamond has contractually committed to honoring Sunterra's current benefits for one year following the acquisition. Diamond plans to complete a comprehensive evaluation of employee practices, compensation and benefit programs with the goal of improving the quality of Sunterra's workplace.

8.    WILL I STILL RECEIVE MY 2006 BONUS (MERIT)?
      Yes. We are currently completing the process to determine 2006 bonuses and merit increases. This process will remain unchanged.

9.    WHAT HAPPENS TO MY 401K PLAN AND THE COMPANY MATCH?
      401K plans currently in place will remain the same.

10.   IS MY VACATION OR SICK TIME GOING TO CHANGE?
      No.

11.   WHAT IS HAPPENING WITH EUROPEAN OPERATIONS?
      Diamond Resorts has stated that they will not sell Sunterra Europe. In fact, Diamond Resorts has stated that they plan to invest in the European assets.

12. WILL THE EUROPEAN HEADQUARTERS REMAIN IN LANCASTER, ENGLAND? Diamond has indicated that the European headquarters will remain in Lancaster, England.

13. WILL THERE BE ANY IMMEDIATE CHANGES ON ORGANIZATIONAL RESPONSIBILITIES? Stephen J. Cloobeck will assume the role of Chairman and CEO. Jim Weissenborn, Steven Varner and Keith Maib are committed to making the transaction successful and will remain for a transition period to be determined.

14.   WHAT ABOUT OUR VENDORS?
      Business as usual.

If your questions have not been addressed here, please feel free to email us at askaway@sunterra.com and we will reply to you within 24 hours.
--------------------------------------------------------------------------------

CLUB SUNTERRA MEMBERS AND SUNTERRA OWNERS

1.    WHO IS DIAMOND RESORTS?
      Diamond Resorts LLC has over 25 years of experience in the successful development, management, marketing and sales of time share properties and has consistently been a leader in the vacation ownership industry. Its premier properties include Polo Towers, Jockey Club and The Carriage House (all located in Las Vegas) as well as Kona Reef in Hawaii. Diamond Resorts most recently spearheaded the design of Marriott's Grand Chateau vacation ownership resort.

2     WHY IS DIAMOND RESORTS ACQUIRING SUNTERRA?
      This acquisition will enable Diamond Resorts to build on its position as a world leader in the vacation ownership industry while maximizing Sunterra's assets and its global reputation.

3.    DO I NEED TO TAKE ANY STEPS TO CONFIRM MY EXISTING RESERVATIONS?
      No. Members and guests do not need to take any additional steps to confirm existing reservations.

4.    DO I CONTINUE TO MAKE RESERVATIONS THE SAME WAY?
      Procedures for making future reservations remain the same.

5.    WILL THE MERGER IMPACT THE NUMBER OF SUNOPTIONS I CURRENTLY OWN?
      No.

6.    WILL THE MERGER IMPACT MY MEMBERSHIP IN CLUB SUNTERRA?
      No. Your SunOptions, Club Sunterra membership, use rights and payments procedures remain the same.

7.    WHERE DO I SEND MY ANNUAL MAINTENANCE PAYMENTS?
      All procedures for making your annual maintenance payments remain the same.

8.    WHERE DO I SEND PAYMENTS ON MY LOAN?
      All procedures for making your loan payments remain the same.

9. WILL I STILL BE ABLE TO EXCHANGE MY SUNOPTIONS FOR STAYS AT INTERVAL INTERNATIONAL RESORTS?
      Yes.


If your questions have not been addressed here, please feel free to email Monica Sedeno at msedeno@sunterra.com and she will reply to you within 24 hours.

HOA BOARDS

1.    WHO IS DIAMOND RESORTS?
      Diamond Resorts LLC has over 25 years of experience in the successful development, management, marketing and sales of time share properties and has consistently been a leader in the vacation ownership industry. Its premier properties include Polo Towers, Jockey Club and The Carriage House (all located in Las Vegas) as well as Kona Reef in Hawaii. Diamond Resorts most recently spearheaded the design of Marriott's Grand Chateau vacation ownership resort.

2.    WHY IS DIAMOND RESORTS ACQUIRING SUNTERRA?
      This acquisition will enable Diamond Resorts to build on its position as a world leader in the vacation ownership industry while maximizing Sunterra's assets and its global reputation.

3. THE PRESS RELEASE SAYS DIAMOND HAS TO GET 90% SHAREHOLDER APPROVAL. IS THIS GOING TO HAPPEN?
      It's up to Sunterra's shareholders to decide, and it would be inappropriate for us to speculate.

4.    WHAT IS DIAMOND'S VISION FOR THE COMBINED COMPANY?
      Diamond plans to capitalize on Sunterra's proven platform with a greater focus on operations, execution, innovation and quality. Central to this vision is a customer-centric philosophy. Diamond plans to invest in the Company's systems, personnel, business infrastructure and product development. In addition, Diamond plans to make investments in Sunterra Europe with a goal of a strategically integrated global vacation ownership platform.

5. DOES DIAMOND RESORTS HAVE ANY EXPERIENCE IN HOSPITALITY MANAGEMENT? Yes, over 25 years of extensive knowledge and experience in virtually every phase of the successful development, management, marketing and sales of timeshare properties. Diamond Resorts' successful track record includes spearheading the design of Marriott's Grand Chateau vacation ownership resort, as well as the development of Polo Towers, the Jockey Club and The Carriage House, all located in Las Vegas, as well as Kona Reef in Hawaii.

EU EMPLOYEES

1.    WHO IS DIAMOND RESORTS?
      Diamond Resorts LLC has over 25 years of experience in the successful development, management, marketing and sales of time share properties and has consistently been a leader in the vacation ownership industry. Its premier properties include Polo Towers, Jockey Club and The Carriage House (all located in Las Vegas) as well as Kona Reef in Hawaii. Diamond Resorts most recently spearheaded the design of Marriott's Grand Chateau vacation ownership resort.

2.    WHY IS DIAMOND RESORTS ACQUIRING SUNTERRA?
      This acquisition will enable Diamond Resorts to build on its position as a world leader in the vacation ownership industry while maximizing Sunterra's assets and its global reputation.

3.    WHEN WILL THE ACQUISITION BE COMPLETED?
      The acquisition, which is subject to certain conditions including the acceptance by 90% of Sunterra's shareholders, is expected to close in the 2nd quarter of this year.

4. THE PRESS RELEASE SAYS DIAMOND HAS TO GET 90% SHAREHOLDER APPROVAL. IS THIS GOING TO HAPPEN?
      It's up to Sunterra's shareholders to decide, and it would be inappropriate for us to speculate.

5.    ARE THERE GOING TO BE ANY STAFF REDUCTIONS?
      No. Diamond's team looks forward to working with Sunterra's talented management team and the entire employee base to grow the company in the coming years.

6.    IS THE CORPORATE OFFICE MOVING OUT OF LAS VEGAS?
      Diamond Resorts is based in Las Vegas and they have told us that they plan to keep the corporate headquarters in Las Vegas.

7.    WHAT ABOUT MY COMPENSATION AND BENEFITS?
      Diamond is committed to improving the quality of Sunterra's workplace, and Stephen plans to undertake a comprehensive evaluation of employment practices and benefits programmes. This will not impact your current compensation levels and contractual benefits.

8.    IS MY HOLIDAY ENTITLEMENT GOING TO CHANGE?
      No.

9.    WHAT IS HAPPENING WITH EUROPEAN OPERATIONS?
      Diamond Resorts has stated that they will not sell Sunterra Europe. In fact, Diamond Resorts has stated that they plan to invest in the European assets.

10. WILL THE EUROPEAN HEADQUARTERS REMAIN IN LANCASTER, ENGLAND? Diamond has indicated that the European headquarters will remain in Lancaster, England.

11. WILL THERE BE ANY IMMEDIATE CHANGES ON ORGANIZATIONAL RESPONSIBILITIES? Stephen J. Cloobeck will assume the role of Chairman and CEO. Jim Weissenborn, Steven Varner and Keith Maib are committed to making the transaction successful and will remain for a transition period to be determined.

12.   WHAT ABOUT OUR VENDORS?
      Business as usual.

If your questions have not been addressed here, please feel free to email us at askaway@sunterra.com and we will reply to you within 24 hours.


Important Notice to Investors: The tender offer for the outstanding common stock of Sunterra Corporation has not yet commenced. This document is neither an offer to purchase nor solicitation of an offer to sell securities. At the time the offer is commenced an affiliate of Diamond Resorts LLC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission ("SEC"), and Sunterra will file a solicitation/recommendation statement on
Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Sunterra's stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site: www.sec.gov.

Forward-Looking Statements; Risk Factors
Statements contained in this document that disclose intentions, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Sunterra cautions that these statements involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. For example, such statements include the expected benefits and costs of the acquisition; management plans relating to the acquisition; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the acquisition; the ability to complete the acquisition considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and other factors include, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Sunterra stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, and the possibility that expected benefits may not materialize as expected. If the transaction does not close, Sunterra's stock price may significantly decrease, and Sunterra business may materially impact its business. Among other things, Sunterra could lose sales, Sunterra's management could be distracted, Sunterra could suffer increased employee attrition, and Sunterra could suffer further delays in complying with its periodic reporting requirements. Other risks and uncertainties are described from time to time in Sunterra's filings with the U.S. Securities and Exchange Commission. Sunterra undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.